UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement

(under Section 13(e) of the Securities Exchange Act of 1934)

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

(Name of the Issuer)

ChipMOS TECHNOLOGIES INC.

Shih-Jye Cheng

Chin-Shyh Ou

Shou-Kang Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Person(s) Filing Statement)

Common Share

(Title of Class of Securities)

G2110R106

(CUSIP Number of Class of Securities)

ChipMOS TECHNOLOGIES INC. No. 1, R&D Road 1, Hsinchu Science Park Hsinchu, Taiwan Republic of China Telephone: +886 3 577 0055 Facsimile: +886 3 566 8981	National Corporate Research, Ltd. 10 E. 40th Street, 10th floor New York, NY 10016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to

James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852 2533 3300	Remsen Kinne, Esq. K&L Gates LLP Suite 1200 Four Embarcadero San Francisco, CA 94111 1 (415) 882 8200

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☒	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$397,914,740.54	$1,730.41

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated by multiplying (a) 27,366,901, the estimated maximum number of IMOS common shares that may be exchanged for the merger consideration, by (b) the average of the high and low prices of the IMOS common share as reported on the NASDAQ Capital Market on June 20, 2016, 2016, minus $101,531,202.71, the estimated aggregate amount of cash consideration to be paid to former holders of IMOS common shares.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $37,593.97	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4 (Registration Number No. 333-209733)	Date Filed: February 26, 2016

Amount Previously Paid: $745.63	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4/A (Registration Number No. 333-209733)	Date Filed: April 18, 2016

Amount Previously Paid: $1,730.41	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4/A (Registration Number No. 333-209733)	Date Filed: June 21, 2016

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company incorporated in Bermuda with limited liability (“IMOS”), and the issuer of the common shares which are the subject of the Rule 13e-3 transaction; (ii) ChipMOS TECHNOLOGIES INC., a company limited by shares incorporated under the laws of the Republic of China (“ChipMOS Taiwan”); and (iii) the following individuals who are overlapping directors and executive officers of IMOS and ChipMOS Taiwan: (A) Shih-Jye Cheng, Chairman and Chief Executive Officer of IMOS and Chairman and President of ChipMOS Taiwan, (B) Chin-Shyh Ou, the Deputy Chairman of IMOS, the Independent Director of IMOS and ChipMOS Taiwan, a member and Chairman of the ChipMOS Taiwan audit committee, and a member and chairman of IMOS Board of Directors’ audit committee, and (C) Shou-Kang Chen, Chief Financial Officer of IMOS and Vice President of the Finance and Accounting Management Center of ChipMOS Taiwan and a director of IMOS.

This Schedule relates to the agreement and plan of merger, dated January 21, 2016, between IMOS and ChipMOS Taiwan (as it may be amended from time to time, the “Merger Agreement”), and the related statutory merger agreement between IMOS and ChipMOS Taiwan, attached as Exhibit A to the Merger Agreement (the “Bermuda Merger Agreement”). Under the Merger Agreement, IMOS will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company (the “Merger”). As a result of the Merger, each common share par value US$0.04 per share of IMOS (“IMOS Share”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled, and, in exchange the former holders of IMOS Shares shall be entitled to receive, with respect to each such IMOS Share (i) 0.9355 ChipMOS Taiwan American Depositary Shares (“ADS”), each ChipMOS Taiwan ADS representing 20 ChipMOS Taiwan common shares, and (ii) US$3.71 in cash, without interest. Upon completion of the Merger, ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that IMOS and its subsidiaries currently conduct in substantially the same manner.

Following the completion of the Merger, IMOS Shares will no longer be publicly traded on the NASDAQ Capital Market and IMOS shareholders will cease to have any ownership interest in IMOS.

Concurrently with the filing of this Schedule, ChipMOS Taiwan is filing with the Securities and Exchange Commission an Amendment No. 3 to Form F-4, which contains a proxy statement/prospectus (the “Proxy Statement/Prospectus”), which includes a preliminary prospectus of ChipMOS Taiwan under Section 5 of the Securities Act of 1933, as amended, with respect to the ChipMOS Taiwan ADSs to be issued in the Merger and which also functions as a notice of meeting and a proxy statement of IMOS, with respect to the annual general meeting of the shareholders of IMOS common shares, at which IMOS shareholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement and the Bermuda Merger Agreement. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus and a copy of the Bermuda Merger Agreement is attached as Exhibit A of Annex A to the Proxy Statement/Prospectus.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement/Prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement/Prospectus.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. IMOS’s name and the address and telephone number of its principal executive offices are as follows:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: +886 3 563 3988

Facsimile: +886 3 563 3998

(b) Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers—Questions and Answers Relating to the Annual General Meeting of IMOS Shareholders”

•	“The Annual General Meeting of IMOS Shareholders—Issued and Outstanding IMOS Shares”

(c) Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference.

•	“Summary—Market Price Information”

•	“Market Price and Dividend Information — Market Price Information”

(d) Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Market Price and Dividend Information — Dividend Information”

•	“Comparison of Rights of Shareholders”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

•	“Transactions In IMOS Shares — Share Repurchase Information”

Item 3. Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. Names and the Addresses and telephone numbers of IMOS’s and ChipMOS Taiwan’s principal executive offices are as follows:

ChipMOS TECHNOLOGIES INC.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: (886) 3 577 0055

Facsimile: (886) 3 566 8981

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: +886 3 563 3988

Facsimile: +886 3 563 3998

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Annex F—Overlapping Directors and Executive Officers of IMOS and ChipMOS Taiwan”

(b) Business and Background of Entities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Parties to the Merger”

•	“Information about IMOS”

•	“Information about ChipMOS Taiwan”

•	“Special Factors—Background of the Merger”

•	“Where You Can Find More Information”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	Annex F—Overlapping Directors and Executive Officers of IMOS and ChipMOS Taiwan”

Unless stated otherwise herein or in documents incorporated by reference, none of the filing persons have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers”

•	“The Annual General Meeting of IMOS Shareholders”

•	“The Merger Agreement”

•	“Comparison of Rights of Shareholders”

•	“Information about ChipMOS Taiwan”

•	“Description of the ChipMOS Taiwan Shares”

•	“Description of American Depositary Shares of ChipMOS Taiwan”

•	“Comparison of Rights of Shareholders”

•	“Annex A—Agreement and Plan of Merger”

(b) Purchases. Not applicable.

(c) Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

•	“Special Factors— Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

•	“Comparison of Rights of Shareholders”

(d) Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Rights of Dissenting Shareholders”

•	“Special Factors—Rights of Dissenting Shareholders”

•	“The Merger Agreement—Rights of Dissenting Shareholders”

(e) Provisions for Unaffiliated Security Holders. Not applicable.

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—Stock Exchange Listing”

•	“Special Factors—Stock Exchange Listing”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Related-Party Transactions”

(b) Significant Corporate Events. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Annex A—Agreement and Plan of Merger”

(d) Conflicts of Interest. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

•	“Special Factors— Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

(b) Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Stock Exchange Listing”

•	“Questions and Answers”

•	“Special Factors—Effects of the Merger on IMOS”

•	“Annex A—Agreement and Plan of Merger”

(c) (c)(1)-(8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Merger”

•	“Questions and Answers”

•	“Special Factors”

•	“The Merger Agreement”

•	“The Annual General Meeting of IMOS Shareholders”

•	“Annex A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“The Annual General Meeting of IMOS Shareholders—Recommendation of the IMOS Board”

(d) Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary”

•	“Special Factors—Effects of the Merger”

•	“Comparison of Rights of Shareholders”

•	“Information about ChipMOS Taiwan”

•	“Description of the ChipMOS Taiwan Shares”

•	“Description of American Depositary Shares of ChipMOS Taiwan”

•	“Annex A—Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Special Factors—Position of ChipMOS Taiwan Filing Persons as to the Fairness of the Merger”

•	“The Annual General Meeting of IMOS Shareholders—Recommendation of the IMOS Board”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers—Questions and Answers Relating to the Merger”

•	“Summary—Opinion of the IMOS Special Committee’s Financial Advisor”

•	“Summary—Opinion and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Special Factors—Opinion of the IMOS Special Committee’s Financial Advisor”

•	“Special Factors—Opinions and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts”

•	“The Annual General Meeting of IMOS Shareholders—Recommendation of the IMOS Board”

(c) Approval and Adoption of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers—Questions and Answers relating to the Merger”

•	“Summary—The Annual General Meeting of IMOS Shareholders”

•	“The Annual General Meeting of IMOS Shareholders—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The following opinions, presentation and report are exhibits hereto and are incorporated by reference herein to, as applicable, the Proxy Statement/Prospectus and exhibits attached to Amendment No. 3 to Form F-4 which contains the Proxy Statement/Prospectus:

Exhibit (c)(1) hereto: Opinion of Wells Fargo Securities, LLC to the Board of Directors of IMOS, dated January 21, 2016.

Exhibit (c)(2) hereto: Presentation of Wells Fargo Securities, LLC to the Board of Directors of IMOS, dated January 21, 2016.

Exhibit (c)(3) hereto: Opinion of Diwan & Company to ChipMOS Taiwan, dated January 21, 2016.

Exhibit (c)(4) hereto: Opinion of IP International CPAS Firm to ChipMOS Taiwan, dated January 20, 2016.

Exhibit (c)(5) hereto: Presentation of Wells Fargo Securities, LLC, dated September 30, 2015.

Exhibit (c)(6) hereto: Presentation of Wells Fargo Securities, LLC, dated October 9, 2015.

Exhibit (c)(7) hereto: Presentation of Wells Fargo Securities, LLC, dated October 10, 2015.

Exhibit (c)(8) hereto: Presentation of Wells Fargo Securities, LLC, dated November 2, 2015.

Exhibit (c)(9) hereto: Presentation of Wells Fargo Securities, LLC, dated November 3, 2015.

Exhibit (c)(10) hereto: Presentation of Wells Fargo Securities, LLC, dated November 13, 2015.

Exhibit (c)(11) hereto: Presentation of Wells Fargo Securities, LLC, dated November 14, 2015.

Exhibit (c)(12) hereto: Presentation of Wells Fargo Securities, LLC, dated November 17, 2015.

Exhibit (c)(13) hereto: Presentation of Wells Fargo Securities, LLC, dated November 18, 2015.

Exhibit (c)(14) hereto: Presentation of Wells Fargo Securities, LLC, dated November 19, 2015.

Exhibit (c)(15) hereto: Presentation of Wells Fargo Securities, LLC, dated December 2, 2015.

Exhibit (c)(16) hereto: Presentation of Wells Fargo Securities, LLC, dated December 17, 2015.

Exhibit (c)(17) hereto: Presentation of Wells Fargo Securities, LLC, dated December 22, 2015.

Exhibit (c)(18) hereto: Presentation of Wells Fargo Securities, LLC, dated December 23, 2015.

Exhibit (c)(19) hereto: Presentation of Wells Fargo Securities, LLC, dated January 8, 2016.

Exhibit (c)(20) hereto: Presentation of Wells Fargo Securities, LLC, dated January 11, 2016.

Exhibit (c)(21) hereto: Presentation of Wells Fargo Securities, LLC, dated January 14, 2016.

Exhibit (c)(22) hereto: Presentation of Wells Fargo Securities, LLC, dated January 15, 2016.

Exhibit (c)(23) hereto: Presentation of Wells Fargo Securities, LLC, dated January 17, 2016.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Opinion of the IMOS Special Committee’s Financial Advisor”

•	“Summary—Opinions and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts”

•	“Special Factors—Opinion of the IMOS Special Committee’s Financial Advisor”

•	“Special Factors—Opinions and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts”

•	“Annex B—Opinion of Diwan & Company (English Translation)”

•	“Annex C—Opinion of IP International CPAS Firm (English Translation)”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of IMOS during its regular business hours by any interested holder of IMOS common shares. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Opinion of the IMOS Special Committee’s Financial Advisor”

•	“Special Factors—Opinions and Reports of ChipMOS Taiwan’s Financial Advisor and Independent Experts”

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Summary—The Merger”

•	“Special Factors”

(b) Conditions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Conditions to Completion of the Merger”

•	“Summary—Regulatory Approvals Required to Complete the Merger”

•	“Special Factors—Regulatory Approvals Required to Complete the Merger”

•	“The Merger Agreement — Conditions to Completion of the Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Merger-Related Costs”

•	“The Merger Agreement”

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Annual General Meeting of IMOS Shareholders”

•	“The Annual General Meeting of IMOS Shareholders—IMOS’s Directors and Executive Officers and Ownership and Voting of IMOS Shares”

•	“Annex F—Overlapping Directors and Executive Officers of IMOS and ChipMOS Taiwan”

(b) Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Transactions in IMOS Shares”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Annual General Meeting of IMOS Shareholders”

•	“The Annual General Meeting of IMOS Shareholders—IMOS’s Directors and Executive Officers and Ownership and Voting of IMOS Shares”

(b) Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger”

•	“The Annual General Meeting of IMOS Shareholders—Recommendation of the IMOS Board”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Statements. The audited financial statements set forth in IMOS’s annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 18, 2016 along with Exhibit 12.1 thereto, and the information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Selected Consolidated Financial Data”

•	“Where You Can Find More Information”

(b) Pro Forma Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Selected Consolidated Financial Data—Summary Pro Forma Financial Information”

(c) Summary Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Selected Consolidated Financial Data”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers—Questions and Answers Relating to the Annual General Meeting of IMOS Shareholders—Who is soliciting my proxy?”

•	“Questions and Answers—Questions and Answers Relating to the Annual General Meeting of IMOS Shareholders—Who is paying for the cost of this proxy solicitation?”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

•	“Summary—Parties to the Merger”

•	“Summary—Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

•	“Special Factors— Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger”

•	“Annex F—Overlapping Directors and Executive Officers of IMOS and ChipMOS Taiwan”

Item 15.	Additional Information.

Regulation M-A Item 1011

(c) Other Material Information. The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Proxy Statement/Prospectus of IMOS, incorporated herein by reference to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(2)	Notice of Annual General Meeting of IMOS Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(3)	Form of Proxy Card for the Annual General Meeting of IMOS Shareholders, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016)

(a)(4)	Press Release announcing the Merger Agreement, dated January 21, 2016 incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on January 21, 2016

(b)(1)	None

(c)(1)	Opinion of Wells Fargo Securities, LLC, dated January 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(2)	Presentation of Wells Fargo Securities, LLC, dated January 21, 2016 incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(3)	Opinion of Diwan & Company, dated January 21, 2016 incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(4)	Opinion of IP International CPAS Firm, dated January 20, 2016 incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(5)	Presentation of Wells Fargo Securities, LLC, dated September 30, 2015, incorporated herein by reference to Exhibit 99.10 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(6)	Presentation of Wells Fargo Securities, LLC, dated October 9 2015, incorporated herein by reference to Exhibit 99.11 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(7)	Presentation of Wells Fargo Securities, LLC, dated October 10, 2015, incorporated herein by reference to Exhibit 99.12 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(8)	Presentation of Wells Fargo Securities, LLC, dated November 2, 2015, incorporated herein by reference to Exhibit 99.13 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(9)	Presentation of Wells Fargo Securities, LLC, dated November 3, 2015, incorporated herein by reference to Exhibit 99.14 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(10)	Presentation of Wells Fargo Securities, LLC, dated November 13, 2015, incorporated herein by reference to Exhibit 99.15 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(11)	Presentation of Wells Fargo Securities, LLC, dated November 14, 2015, incorporated herein by reference to Exhibit 99.16 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(12)	Presentation of Wells Fargo Securities, LLC, dated November 17, 2015, incorporated herein by reference to Exhibit 99.17 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(13)	Presentation of Wells Fargo Securities, LLC, dated November 18, 2015, incorporated herein by reference to Exhibit 99.18 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(14)	Presentation of Wells Fargo Securities, LLC, dated November 19, 2015, incorporated herein by reference to Exhibit 99.19 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(15)	Presentation of Wells Fargo Securities, LLC, dated December 2, 2015, incorporated herein by reference to Exhibit 99.20 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(16)	Presentation of Wells Fargo Securities, LLC, dated December 17, 2015, incorporated herein by reference to Exhibit 99.21 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(17)	Presentation of Wells Fargo Securities, LLC, dated December 22, 2015, incorporated herein by reference to Exhibit 99.22 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(18)	Presentation of Wells Fargo Securities, LLC, dated December 23, 2015, incorporated herein by reference to Exhibit 99.23 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(19)	Presentation of Wells Fargo Securities, LLC, dated January 8, 2016, incorporated herein by reference to Exhibit 99.24 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(20)	Presentation of Wells Fargo Securities, LLC, dated January 11, 2016, incorporated herein by reference to Exhibit 99.25 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(21)	Presentation of Wells Fargo Securities, LLC, dated January 14, 2016, incorporated herein by reference to Exhibit 99.26 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(22)	Presentation of Wells Fargo Securities, LLC, dated January 15, 2016, incorporated herein by reference to Exhibit 99.27 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(23)	Presentation of Wells Fargo Securities, LLC, dated January 17, 2016, incorporated herein by reference to Exhibit 99.28 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(d)(1)	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS Taiwan and IMOS, incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(e)	None

(f)(1)	Dissenters’ rights of appraisal are described under the caption “Special Factors—Rights of Dissenting Shareholders” in the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016, and incorporated herein by reference

(g)	None

(h)(1)	Opinion of Lee and Li, Attorneys-at-Law, regarding the validity of the ChipMOS TECHNOLOGIES INC. common shares and Opinion of Lee and Li, Attorneys-at-Law, regarding certain Republic of China tax consequences in connection with the Merger incorporated herein by reference to Exhibit 5.1 and to Exhibit 8.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(h)(2)	Opinion of K&L Gates LLP regarding certain United States Federal tax consequences of the Merger incorporated herein by reference to Exhibit 8.2 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2016	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

Dated: June 21, 2016	ChipMOS TECHNOLOGIES (Bermuda) LTD.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and Chief Executive Officer

Dated: June 21, 2016	Shih-Jye Cheng

/s/ Shih-Jye Cheng

Dated: June 21, 2016	Chin-Shyh Ou

/s/ Chin-Shyh Ou

Dated: June 21, 2016	Shou-Kang Chen

/s/ Shou-Kang Chen

EXHIBIT INDEX

(a)(1)	Proxy Statement/Prospectus of IMOS, incorporated herein by reference to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(2)	Notice of Annual General Meeting of IMOS Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(3)	Form of Proxy Card for the Annual General Meeting of IMOS Shareholders, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(4)	Press Release announcing the Merger Agreement, dated January 21, 2016 incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on January 21, 2016

(b)(1)	None

(c)(1)	Opinion of Wells Fargo Securities, LLC, dated January 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(2)	Presentation of Wells Fargo Securities, LLC, dated January 21, 2016 incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(3)	Opinion of Diwan & Company, dated January 21, 2016, incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(4)	Opinion of IP International CPAS Firm, dated January 20, 2016, incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(5)	Presentation of Wells Fargo Securities, LLC, dated September 30, 2015, incorporated herein by reference to Exhibit 99.10 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(6)	Presentation of Wells Fargo Securities, LLC, dated October 9 2015, incorporated herein by reference to Exhibit 99.11 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(7)	Presentation of Wells Fargo Securities, LLC, dated October 10, 2015, incorporated herein by reference to Exhibit 99.12 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(8)	Presentation of Wells Fargo Securities, LLC, dated November 2, 2015, incorporated herein by reference to Exhibit 99.13 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(9)	Presentation of Wells Fargo Securities, LLC, dated November 3, 2015, incorporated herein by reference to Exhibit 99.14 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(10)	Presentation of Wells Fargo Securities, LLC, dated November 13, 2015, incorporated herein by reference to Exhibit 99.15 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(11)	Presentation of Wells Fargo Securities, LLC, dated November 14, 2015, incorporated herein by reference to Exhibit 99.16 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(12)	Presentation of Wells Fargo Securities, LLC, dated November 17, 2015, incorporated herein by reference to Exhibit 99.17 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(13)	Presentation of Wells Fargo Securities, LLC, dated November 18, 2015, incorporated herein by reference to Exhibit 99.18 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(14)	Presentation of Wells Fargo Securities, LLC, dated November 19, 2015, incorporated herein by reference to Exhibit 99.19 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(15)	Presentation of Wells Fargo Securities, LLC, dated December 2, 2015, incorporated herein by reference to Exhibit 99.20 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(16)	Presentation of Wells Fargo Securities, LLC, dated December 17, 2015, incorporated herein by reference to Exhibit 99.21 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(17)	Presentation of Wells Fargo Securities, LLC, dated December 22, 2015, incorporated herein by reference to Exhibit 99.22 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(18)	Presentation of Wells Fargo Securities, LLC, dated December 23, 2015, incorporated herein by reference to Exhibit 99.23 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(19)	Presentation of Wells Fargo Securities, LLC, dated January 8, 2016, incorporated herein by reference to Exhibit 99.24 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(20)	Presentation of Wells Fargo Securities, LLC, dated January 11, 2016, incorporated herein by reference to Exhibit 99.25 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(21)	Presentation of Wells Fargo Securities, LLC, dated January 14, 2016, incorporated herein by reference to Exhibit 99.26 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(22)	Presentation of Wells Fargo Securities, LLC, dated January 15, 2016, incorporated herein by reference to Exhibit 99.27 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(23)	Presentation of Wells Fargo Securities, LLC, dated January 17, 2016, incorporated herein by reference to Exhibit 99.28 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(d)(1)	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS Taiwan and IMOS, incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(e)	None

(f)(1)	Dissenters’ rights of appraisal are described under the caption “Special Factors—Rights of Dissenting Shareholders” in the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016, and incorporated herein by reference

(g)	None

(h)(1)	Opinion of Lee and Li, Attorneys-at-Law, regarding the validity of the ChipMOS TECHNOLOGIES INC. common shares and Opinion of Lee and Li, Attorneys-at-Law, regarding certain Republic of China tax consequences in connection with the Merger incorporated herein by reference to Exhibit 5.1 and to Exhibit 8.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(h)(2)	Form of opinion of K&L Gates LLP regarding certain United States Federal tax consequences of the Merger incorporated herein by reference to Exhibit 8.2 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016